Exhibit 99.1

PRESS RELEASE

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announces that the Gerdau Group has today signed a letter of intent for the acquisition of a 49% stake in the capital stock of the holding company Corsa Controladora, S.A. de C.V., with its registered offices in Mexico City, Mexico. The company holds 100% of the capital stock of Aceros Corsa, S.A. de C.V. and of their distributors.

Aceros Corsa, located in the city of Tlalnepantla, in the metropolitan region of Mexico City, is a long steel mini-mill producer (light commercial profiles) with an installed capacity of 150 thousand tons of crude steel and 300 thousand tons of rolled products annually.

The Gerdau Group and Corsa Controladora’s shareholders have also signed a commitment to implement a project for the production of structural profiles in Mexico. The project, which estimates US$ 400 million in investment, contemplates an annual installed capacity of 700 thousand tons of crude steel and rolled products. The mill will begin its operations in 2010.

Gerdau is to disburse US$ 100.5 million in this transaction. The agreement is subject to approval by the Mexican anti-trust authorities and the operation is expected to be concluded before the end of the year.

This association is part of the Gerdau Group’s growth strategy for the Americas, expanding its presence in Mexico, which is the third largest market for steel products on the American continent.

Rio de Janeiro, October 19, 2007

Osvaldo Burgos Schirmer

Executive Vice President

Director of Investor Relations